
VIRZOOM
2020 Report

Dear investors,

The pandemic made everything harder in 2020. Challenges ranged from supply chain disruptions to maintaining team cohesion while team members worked from home to delays in nearly every type of transaction, from funding to professional services. We feel proud that we got through it without losing anyone and actually improved on key aspects of the company's performance, increasing both revenue and gross margin in parallel. We pitched a version of VZfit to qualify for Oculus Quest Store listing that was accepted in June 2020 and launched it in April 2021. In the 60 days that followed the launch, we doubled the VZfit subscriber base that we built over the previous 23 months. We thank you, our investors, for your support through a difficult year. and look forward to a great rest of 2021.

We need your help!

One of our challenges is that our Oculus Quest Store listing of VZfit received a number of negative reviews for reasons beyond our control. Many reviewers left negative comments about the concept of subscriptions, new to the Oculus store, without evaluating VZfit. VZfit reviews have averaged 3.7 out of 5 over the past month. However, the negative reviews related to subscriptions have reduced the overall rating to 2.8. To help us balance that out, if you are a VZfit customer please stop by the VZfit listing on the Oculus Quest Store and leave a positive review:
https://www.oculus.com/experiences/quest/2088366894520136/

Sincerely,

Eric Janszen

Co-founder and CEO

Our Mission

We know how hard it is for most people to motivate themselves to get the regular exercise they know we all need. We are changing that by harnessing the unique immersive power of VR to make in-home fitness fun and rewarding. Our games engage your imagination and body together as one. We build on over 100 years of game design experience. VirZOOM is the place where creative game design combines VR technology and exercise science to bring health and greater happiness to millions.

See our full profile

How did we do this year?

Report Card

B+

The Good

Successfully navigated various effects of the pandemic and grew quarterly revenues 91% from $65K Q1 to $124k Q4.

Eliminated hardware related expenses to increase gross margin from 24% to 93%.

Raised $339k in PPP loans fully forgiven and $602k SAFE via WeFunder and Direct

The Bad

Unable to get our VRfitness apps listed on the Oculus Store due to 3rd party hardware disqualification.

This reduced out visibility to the Oculus Quest user installed base and increased CAC.

The pandemic produced major supply chain disruptions that reduced revenue opportunities.

2020 At a Glance

January 1 to December 31



$$$$

$372,537 +84%
Revenue



-$1,706,244
Net Loss



IOU!

$2,458,507 +48%
Short Term Debt



$1,891,858
Raised in 2020



$106,437
Cash on Hand
As of 07/14/20

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$202,250
$-2,844,277
$372,537
$-1,706,244
2019
2020

Net Margin: -458% **Gross Margin: 72%** **Return on Assets: -807%** **Earnings per Share: -$31,022.62**

Revenue per Employee: $62,090   Cash to Assets: 71%   Revenue to Receivables: 4,150%   Debt Ratio: 1,693%

VZ_FNs_Final.pdf

VZ_FS_Final.pdf

Virzoom_Final_Review_12.31.19.pdf

We ❤ Our 718 Investors

Thank You For Believing In Us

Rizwan Virk
Evan J SEGAL
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Jeffrey Higgins
Angela Montgomery
Guenadi Jilevski
Paul Kuehne
Furkan Saatcioglu
Michael Stutman
Jenni Spencer
Alan Nayder

Thank You!

From the VirZOOM Team



Eric Janszen
Co-founder and CEO



Eric Malafeew
Co-founder and CTO

MIT Master's Degree and B.S. Virginia Tech. 20+ years in the video games industry. Technical director or lead systems programmer at HMX on Guitar Hero, Rock Band, and Dance Central. Responsible for all VirZOOM product design and development.



Jason Warburg
Chief Product Officer

20+ years of games industry experience in design, production, QA, build engineering, and technical art on multiple titles including Guitar Hero and Rock Band. Responsible for VirZOOM product design and development.



Robert Collins
Chief Operating Officer

Responsible for brand and product marketing with a focus on maximizing customer acquisition, engagement and retention. Grows companies through improved brand recognition, data driven process implementation and a customer first approach to service.



Peter Macdonald
Art Director

Has made video games in the Boston area since 1995. A true visual art generalist, currently responsible for everything visual that VirZOOM produces, from in-game art to the website, packaging design, videos, and corporate ID, including logo design.



Christine Barrett
UI/UX Software Engineer

Software developer specializing in UI/UX systems for video games (Guitar Hero, Rock Band) and children's software (Kid Pix). Other work includes game systems, networking and language localizations. BS in Computer Science from Stanford University.



Jeff Rubin
Senior Software Engineer

Senior Software Engineer with 18 years of game development experience. Previous titles include The Lord of the Rings Online, The Beatles: Rock Band, Rock Band 3, Dance Central 2/3, Fantasia: Music Evolved, IRacing.



Eyal Asher Zilberman
Customer Experience Manger

Creating and working with start-up and growth stage ventures – setting up and implementing the systems for their success. I earned my first MBA at Babson; I then earned my real MBA after launching and operating my own business for four years.



Henrik Holmdahl
Senior Software Engineer

Software developer with almost 25 years of games industry experience. Developed proprietary engine technology for titles such as Dance Central and the NBA 2K series before joining VirZOOM. Generalist programmer at VirZOOM.



Ike Adams
Senior Software Engineer

Senior Software Engineer and generalist versed in game development, digital entertainment, UI/UX, C++, JavaScript, Unity and Python.



Danielle Quinlan
Social Media Marketing Coordinator

Responsible for managing VirZOOM's social media accounts in order to create brand awareness, engage with community and maintain the



Ben de la Cretaz
Consulting CFO

Creating and working with start-up and growth stage ventures – setting up and implementing the systems for their success. I earned my first MBA at Babson; I then earned my real MBA after

company's public image.

launching and operating my own business for four years.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eric Janszen	Co-Founder & CEO @ VirZOOM, Inc.	2015

Officers

OFFICER	TITLE	JOINED
Eric Janszen	Chairman	2015

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2017	$305,000		Regulation D, Rule 506(b)
06/2017	$548,975	Common Stock	Regulation Crowdfunding
10/2017	$5,500,000		Section 4(a)(2)
10/2018	$2,109,250		Regulation D, Rule 506(b)
03/2019	$928,783	Preferred Stock	Regulation D, Rule 506(b)
04/2019	$281,745		4(a)(6)
04/2020	$160,400		Other
05/2020	$38,400		Other
07/2020	$1,190,152		Regulation D, Rule 506(b)
11/2020	$502,906		4(a)(6)
03/2021	$895,106	Safe	Other
03/2021	$141,374		Other
08/2021	$520,000		Regulation D, Rule 506(b)
	$950		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
10/23/2017	$5,500,000	1.08%	20.0%	$6,500,000	12/31/2018
10/31/2018	$2,109,250	5.0%	20.0%	$8,000,000	12/31/2018
07/30/2020	$1,190,152	8.0%	20.0%	$16,000	01/31/2021
08/31/2021	$520,000	8.0%	20.0%	$16,000,000	12/31/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Michael Keplinger; Raj Pisupati	05/15/2017	$305,000	$100,498	26.0%	11/15/2017	Yes
SBA-PPP Loan	04/27/2020	$160,400	$0	1.0%	04/26/2025	
SBA-EIDL	05/27/2020	$38,400	$40,250	3.75%	05/26/2050	Yes
SBA - PPP	03/17/2021	$141,374	$140,700	1.0%	03/16/2026	Yes

Related Party Transactions

Name	Eric Janszen
Amount Invested	$205,000
Transaction type	Convertible Note
Issued	01/16/2019
Interest	5.0 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$8,000,000
Relationship	CEO

Converted to shares of our series seed 2 preferred stock on March 8th, 2019.

Name Eric Malafeew

Name	Eric Malafeew
Amount Invested	$45,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	CTO

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Name	Eric Janszen
Amount Invested	$350,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	CEO

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Name	Sunil Tahiliani
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	Former Board Director

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed 3 Preferred Stock	8,769,609	4,496,605	Yes
Series Seed 2 Preferred Stock	12,311,249	12,311,249	Yes
Series Seed 1 Preferred Stock	32,201,341	32,201,341	Yes
Common Shares	62,686,208	7,404,009	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	4,691,829
Options:	871,670

Risks

Sonny Tahiliani is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

If we fail to accurately forecast seasonal demand for VZfit systems, consistent with in-home fitness products and services generally, our results of operations for the entire fiscal year may be materially adversely affected. Historically, a high percentage of our consumer annual sales have been attributable to the fall and winter fitness equipment sales seasonality and holiday seasonality. As we continue to execute our plan to develop our B-to-C sales we will discover as yet unknown non-seasonality based demand factors. For example, if economic recession continues into Q4 2020 this may mitigate the positive demand factors that normally occur for seasonality reasons in the fall and winter months.

VirZOOM's current liquidity is limited and we expect additional financing will be required in order to continue to fund the Company. VirZOOM is not currently operationally break-even. The Company is funding its operations and R&D principally from the proceeds of previous financings, including the sale and issuance of our preferred stock, Convertible Notes and common stock pursuant to Regulation CF. As with any company that is not able to fund operations through our sales, there is a risk that VirZOOM is not able to secure additional or sufficient financing prior to becoming operationally break-even and would run out of cash.

VZfit Explorer uses Google Streetview data that is currently publicly available. Google may in the future choose to discontinue its public availability policy, or decide to impose data use charges that are not economically viable for sales of VZfit Explorer, or make changes to the API that impact product performance and require significant time and development effort to correct. For these and other reasons, the product may be discontinued, and its contribution to revenues eliminated.

VirZOOM is highly dependent on the success and commercialization of Virtual Reality (VR)

(VR).

While we believe we have proven the attractiveness of our VZfit product, our growth rate does rely on the consumer acceptance of VR as a whole.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding

cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

VirZOOM, Inc.

- Delaware Corporation
- Organized February 2015
- 6 employees

Cambridge
Massachusetts MA 02138

http://www.virzoom.com

Business Description

Refer to the VirZOOM profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

VirZOOM is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.